

August 27, 2012

Via E-mail
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Responses dated August 21, 2012 and August 24, 2012**
> **File No. 001-14714**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Our Competitive Strengths page 28

1.   We note your response to comment 1 from our letter dated August 7, 2012. In addition to your proposed changes, please revise to remove the references to measured, indicated, and inferred resources on page 6 of your disclosure.

Property, Plant, and Equipment page 52

2.   We note you response to comment 5 from our letter dated August 7, 2012. Please revise to include marketable coal or wash plant recoveries for all operations. If wash plant

recoveries are disclosed, provide an explanation for determining marketable coal reserves.

3.   Additionally, as necessary please revise to include a statement with each reserve table indicating that your reserve numbers meet the definitions found in Industry Guide 7.

Financial Statements

Notes to the Consolidated Financial Statements

23. Intangible Assets, page F-57

4.   We reviewed your response to our prior comment 7. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please address the following:
   - You state that you based the provision of RMB5.0 per tonne based on discussions with relevant governmental authorities. Please provide us with more information related to how and when you formed the conclusion that RMB5.0 per tonne was sufficient to satisfy the fee payable to the Shandong government.
   - In your response you state that the Shandong government has not officially promulgated whether the mining right fee is based on the remaining reserves. Please reconcile this with your disclosure on page 69 that states that the implementation plan bases the fee on the valuation of the remaining reserves (i.e. not reserves extracted).
   - It appears there is a degree of uncertainty about the amount of the provision recorded (i.e. no formal guidance provided by Shandong government). Show us where you have provided disclosures required by paragraph 85(b) of IAS 37 related to such uncertainty. If they have not been provided, please provide us with draft disclosure that will be included in future filings.
   - Please confirm in future filings you will revise your disclosures here to explicitly clarify that the 5.0 RMB amount is based on discussions with local government and actual payments may change. Also clarify that the amount you are paying is based on reserves extracted and not remaining reserves. Please provide us with draft disclosure.
   - In connection with the point above, tell us how you considered the impact of such uncertainty in your risk factor disclosure and other related disclosure (e.g. Item 5 on page 71) throughout your filing. Please provide us with draft disclosure that will be included in future filings to address this uncertainty and its potential impact on your financial statements, as applicable.
   - We note that you recorded a provision of RMB 5.0 per tonne of coal extracted to cover the mining right fees. Please tell us where such provision is included in your financial statements (e.g. inventory, expense, liability, etc.) and how you record such provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/ Brian K. Bhandari for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining